Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE UK VERSION OF THE MARKET ABUSE REGULATION (EU 596/2014) AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED

18 December 2025

PureTech Health plc

PureTech Appoints Robert Lyne as Chief Executive Officer

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value, today announces that the Board of Directors has appointed Robert Lyne as Chief Executive Officer (CEO), and as a member of the Board of Directors, effective immediately.

Robert Lyne commented: “I’m honored to lead PureTech as CEO at such an important moment in its evolution. Over the past two years, I’ve seen first-hand the strength of our programs, the talent of our team, and the power of our differentiated model. I’m keen to build on this foundation, working closely with the Board to drive the next phase of execution as we advance transformative therapies for patients and deliver long-term value for our shareholders.

“Our immediate focus is on securing the funding needed to advance our newest Founded Entity, Celea Therapeutics, following the successful End-of-Phase 2 meeting with the U.S. Food and Drug Administration. This process is progressing, and we expect to close within the first half of 2026, after which PureTech’s operational run rate will reduce significantly. In parallel, we are also actively pursuing financing in 2026 for Gallop Oncology, as the strong initial topline data continue to mature, and the program advances to the next stage of development.

“Going forward, we intend to operate with a streamlined structure and significantly reduced overhead. This will be combined with a disciplined investment posture, pursuing focused innovation initiatives that can be advanced to key inflection points with relatively modest spend to improve our return on capital. Once Celea is fully financed, we expect to evaluate the most effective means of delivering value to shareholders, including potential capital returns, as part of an integrated strategy that continues targeted and impactful innovation. In the meantime, our priority is preserving capital, maintaining flexibility, and positioning PureTech for value creation.”

Sharon Barber-Lui, Interim Chair of PureTech’s Board of Directors, said: “We are pleased to appoint Rob as PureTech’s CEO. As Interim CEO, Rob has demonstrated strong leadership, strategic clarity, and a deep understanding of the business and key stakeholders. Rob’s appointment positions the Company to execute against a clear plan to sharpen strategic and operational focus and optimize shareholder returns. The Board supports Rob’s disciplined approach to maintaining a lean operating model whilst concentrating on capital-efficient innovation to maximize shareholder value. The Board is confident that Rob is the right person to lead PureTech forward.”

Mr. Lyne has served as Interim CEO since July 2025 and joined PureTech in January 2024 as Chief Portfolio Officer. During his time as Interim CEO, Mr. Lyne has provided strong leadership for the business, overseeing progress across PureTech’s programs and advancing strategic and operational priorities. He is an experienced leader of UK-listed life science innovation and venture capital companies, having previously served as CEO of Arix Bioscience plc. Mr. Lyne brings more than a decade of experience in senior leadership roles at London-listed life science companies, with a strong track record in governance and executive team leadership. He has been involved in over 80 venture capital financings across Europe and North America as well as multiple portfolio exits and initial public offerings.

Mr. Lyne was previously a director of Arix Bioscience plc within the past five years. There are no other details to be disclosed in respect of Mr. Lyne’s appointment pursuant to LR 9.6.13R.

About PureTech Health

PureTech Health is a hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value. We do this through a proven, capital-efficient R&D model focused on opportunities with validated pharmacology and untapped potential to address significant patient needs. This strategy has produced dozens of therapeutic candidates, including three that have received U.S. FDA approval. By identifying, shaping, and de-risking these high-conviction assets, and scaling them through dedicated structures backed by external capital, we accelerate their path to patients while creating sustainable value for shareholders.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, our plans to advance our programs and deliver on our milestones, our future plans, prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Investor Relations

IR@puretechhealth.com